TAG Oil Reviewing Strategic Options

Vancouver, British Columbia – September 7, 2007 – Independent Canadian oil and gas production and exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Company is holding talks with a number of advisory firms to execute an agreement to assist the Company in its review of strategic alternatives for its New Zealand operations. Alternatives under consideration for TAG include an outright sale of some or all of its New Zealand interests and facilities, consideration of potential merger opportunities, farming-out certain prospects to key industry participants and entering into promising new joint venture opportunities that meet the Company’s risk profile.

“With the Cheal production facility fully operational, TAG is in an excellent position to leverage its New Zealand oil and gas assets. Cheal is now producing approximately 850 barrels per day (TAG 30.5%) and is projected to increase to 1200-1500 barrels per day in 2008.” stated Garth Johnson, TAG Oil Chief Executive Officer.

TAG’s primary asset is a 30.5% interest in the Cheal Oil field and the associated Cheal production facility with proved and probable reserves having been independently estimated at 2.6 million barrels of oil gross for the field. The Company also holds a number of oil and gas prospects holding significant resource potential, some of which are: the Crossroads oil prospect (TAG: 30.5.%), the Waitoriki deep gas prospect (TAG: 45%), the Cardiff deep gas prospect (TAG: 15.1%), the Kahili deep gas prospect (TAG: 15%) and the Onaero gas prospect (TAG: 16.67%).

Mr. Johnson further stated, “In addition to some attractive development and high graded exploration prospects, TAG Oil is one of the few small Canadian-based internationals that has developed and established oil production in a politically stable environment and I believe we can use this to our advantage.”

The Company cautions that there can be no assurance that the review of strategic alternatives will ultimately result in a transaction.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with international operations in the Taranaki and East Coast Basins of New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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